Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

December 4, 2020

Howard Efron

Shannon Menjivar

Todd K. Schiffman

James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBRE Acquisition Holdings, Inc.
S-1/A filed November 30, 2020
File No. 333-249958

Ladies and Gentlemen:

We are submitting this letter on behalf of CBRE Acquisition Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated December 3, 2020 (the “comment letter”), relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-249958), filed with the Commission on November 30, 2020 (“Amendment No. 3”). Additionally, the Company is concurrently filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects revisions in response to the comment letter and certain other updates.

Upon request, we can provide the Staff with a marked version of Amendment No. 4 showing changes from Amendment No. 3.

In addition, we are providing the following responses to the comment letter. To assist the Staff’s review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter (other than those in the Staff’s comments) correspond to the pages in Amendment No. 4. Unless otherwise defined below, terms defined in Amendment No. 4 and used below shall have the meanings given to them in Amendment No. 4.

NEW YORK BEIJING HONG KONG HOUSTON LONDON LOS ANGELES SÃO PAULO TOKYO WASHINGTON, D.C.

Summary, page 1

1.

We note your revised disclosure regarding alignment shares on page 22. We also note the statement on page 2 and elsewhere that your stakeholder-aligned carried interest structure gives you a competitive advantage. Please revise page 22 and where appropriate to explain in qualitative and quantitative terms the extent to which the potential long-term compensation to your sponsor, directors and officers could be higher than under the typical SPAC share structure. In this regard, please explain whether the formula for issuing greater numbers of shares based on higher share prices, combined with issuances for each of the 10 annual measurement periods, could result in a significantly higher dollar value of compensation compared to the typical structure.

In response to the Staff’s comment, the Company has revised pages 2, 24, 25, 26, 101, 153 and 154 of Amendment No. 4.

Warrants, page 150

2.

We note that Exhibit 4.4, Section 9.3 does not include the carve-outs regarding the federal securities laws as disclosed in the first paragraph on page 158. Please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised page 16 of Exhibit 4.4.

Exclusive Forum for Certain Lawsuits, page 162

3.

We note that your disclosure on pages 76-77 and page 162 is inconsistent with Exhibit 3.1, Section 12.1. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised page 20 of Exhibit 3.1.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani William B. Brentani

cc:	Cash J. Smith, President, Chief Financial Officer and Secretary

CBRE Acquisition Holdings, Inc.

Gregg A. Noel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP